Exhibit 99.2

Media Contact:	Kirk Saville
508-253-8530

Investor Contact:	Chris Powers
508-253-4632

Staples, Inc.  Nominates Kunal S. Kamlani to Board of Directors

FRAMINGHAM, Mass., April 10, 2015 — Staples, Inc. (Nasdaq: SPLS) today announced that it has nominated Kunal S. Kamlani for election to the Board of Directors at the 2015 Annual Meeting.

Mr. Kamlani served as President and Chief Operating Officer of Prestige Cruise Holdings, the parent company of Oceania Cruises and Regent Seven Seas Cruises, from 2011 to 2014.  He also served as Chief Financial Officer at the company.  From 2010 to 2011, Mr. Kamlani served as head of the Global Investment Solutions division of Bank of America/Merrill Lynch. Prior to that, Mr. Kamlani served as Managing Director and Chief Operating Officer of Smith Barney. He is a member of the Board of Sears Holdings Corporation and serves on the audit committee.

Mr. Kamlani was nominated pursuant to an agreement with Starboard Value. He met with the Staples’ Nominating and Corporate Governance committee, which recommended that the full Board nominate him for election. In connection with the agreement, Starboard has agreed to support all of Staples’ director nominees at the upcoming 2015 Annual Meeting.

“We have an extremely strong board with extensive skills and experience in areas including integration, strategic planning, e-commerce and operations,” said Ron Sargent, Staples’ chairman and chief executive officer. “We look forward to working with Kunal, and we are confident he will help us continue to build value for our stockholders through our reinvention and the acquisition of Office Depot. We will continue to work to close the Office Depot transaction and prepare for a seamless integration.”

Jeff Smith, CEO of Starboard, stated, “We are appreciative of the productive relationship we have had with Staples and are pleased to have worked constructively with Staples’ Board and management to add Kunal to the Board. We look forward to continued value creation at Staples, and we believe Kunal’s skills and experience will help the Board as it continues to focus on Staples’ strategic priorities.”

The company also announced that Justin King has decided not to stand for re-election to the Board at the 2015 Annual Meeting. In communicating his decision, Mr. King cited his disagreement with the decision to reach an agreement with Starboard.

“On behalf of Staples, I want to thank Justin for his contributions to the company,” Sargent said. “His leadership over the last seven years has been valuable as we’ve transformed the company, and I wish him the best in the future.”

Staples continually reviews Board composition and adds new leaders and skills to properly complement the skills and background of existing members and ensure the interests of all stockholders. As previously announced, Staples will also add two Office Depot directors upon completion of the Office Depot transaction.

About Staples

Staples makes it easy to make more happen with more products and more ways to shop. Through its world-class retail, online and delivery capabilities, Staples lets customers shop however and whenever they want, whether it’s in-store, online or on mobile devices. Staples offers more products than ever, such as technology, facilities and breakroom supplies, furniture, safety supplies, medical supplies, and Copy and Print services. Staples also offers free shipping for Staples Rewards Members, in most cases overnight. Headquartered outside of Boston, Staples operates in North and South America, Europe, Asia, Australia and New Zealand. More information about Staples (SPLS) is available at www.staples.com.

About Starboard Value LP

Starboard Value LP is a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Additional Information

Staples will be filing with the SEC and mailing to its stockholders a proxy statement relating to the election of directors, including Mr. Kamlani, at its 2015 Annual Meeting. The proxy statement will contain important information about Staples and its director nominees. Stockholders are urged to read the proxy statement carefully when it is available. Stockholders and other interested persons will be able to obtain free copies of the proxy statement through the website maintained by the SEC at www.sec.gov and through Staples’ own website at http://investor.staples.com. Staples and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the 2015 Annual Meeting. Information regarding Staples’ directors and executive officers is contained in Staples Form 10-K for the year ended January 31, 2015 and its proxy statement dated April 11, 2014, which are filed with the SEC.